# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cellectar Biosciences, Inc., CIK 0001279704
CUSIP: 15117F500
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 100 CAMPUS DRIVE, 100 CAMPUS DRIVE, FLORHAM PARK, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001019056-21-000413
Filed by CIK 0001622627

## Reporting persons
- Rosalind Advisors, Inc.: citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 7,472,745; sole dispositive power 0; shared dispositive power 7,472,745; aggregate amount beneficially owned 7,472,745 (9.9% of the class)
  Comment: This percentage is calculated based upon 65,301,224.00 shares of the Issuer's common stock outstanding as of January 27, 2025, in accordance with Issuer's S1 filed on January 29, 2025, and preferred shares converted by Rosalind Master Fund L.P. However, the securities reported in rows (6), (8), and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers (as defined below), is less than the number of securities reported in rows (6), (8), and (9).
  Pursuant to the terms of the certificate of designations containing the terms of the Reported Preferred Stock, the Reporting Persons cannot convert the Reported Preferred Stock to the extent the Reporting Persons would beneficially own, after any such conversion, more than 9.99% of the outstanding shares of Common Stock (the Preferred Stock Blockers) and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Reported Preferred Stock or any of the Reported Warrants due to the Blockers.
  
  (6) 502,320 shares of Common Stock issuable upon conversion of Preferred Stock
  6,970,425 shares of Common Stock issuable upon exercise of warrants
- SALAMON STEVEN A J: citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 7,472,745; sole dispositive power 0; shared dispositive power 7,472,745; aggregate amount beneficially owned 7,472,745 (9.9% of the class)
  Comment: (6) 502,320 shares of Common Stock issuable upon conversion of Preferred Stock
  6,970,425 shares of Common Stock issuable upon exercise of warrants
- Aharon Gil: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 3,900; shared voting power 7,472,745; sole dispositive power 3,900; shared dispositive power 7,472,745; aggregate amount beneficially owned 7,472,745 (9.9% of the class)
  Comment: (6) 502,320 shares of Common Stock issuable upon conversion of Preferred Stock
  6,970,425 shares of Common Stock issuable upon exercise of warrants
- Rosalind Master Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 5,592,395; sole dispositive power 0; shared dispositive power 5,592,395; aggregate amount beneficially owned 5,592,395 (7.7% of the class)
  Comment: (6)502,320 shares of Common Stock issuable upon conversion of Preferred Stock
  5,090,075 shares of Common Stock issuable upon exercise of warrants
- Rosalind Opportunities Fund I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,880,350; sole dispositive power 0; shared dispositive power 1,880,350; aggregate amount beneficially owned 1,880,350 (2.6% of the class)
  Comment: (6) 1,880,350 shares of Common Stock issuable upon exercise of warrants

## Item 1. Issuer
Name of issuer: Cellectar Biosciences, Inc.
Address of issuer's principal executive offices: 100 CAMPUS DRIVE, 100 CAMPUS DRIVE, FLORHAM PARK, NEW JERSEY, 07932.

## Item 2. Person Filing
Name of person filing:
Rosalind Advisors, Inc. (Advisor to RMF and ROFI)
Rosalind Master Fund L.P. (RMF)
Rosalind Opportunities Fund I LP (ROFI)
Steven Salamon (President)
Steven Salamon is the portfolio manager of the Advisor which advises RMF.
Gilad Aharon is the portfolio manager and member of the Advisor which advises RMF.
Address of principal business office or, if none, residence:
Address of the Principal Office or, if none, residence
Rosalind Advisors, Inc. and Rosalind Opportunities Fund I L.P.
15 Wellesley Street West
Suite 326
Toronto, Ontario
M4Y 0G7 Canada

Rosalind Master Fund L.P.
P.O. Box 309
Ugland House, Grand Cayman
KY1-1104, Cayman Islands

Steven Salamon
15 Wellesley Street West
Suite 326
Toronto, Ontario
M4Y 0G7 Canada

Gilad Aharon
15 Wellesley Street West
Suite 326
Toronto, Ontario
M4Y 0G7 Canada
Citizenship: Mr. Salamon and Mr. Aharon are citizens of Canada, resident in Ontario

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Amount beneficially owned:

Rosalind Master Fund L.P. is the record owner of no common stock.
Rosalind Opportunities Fund I L.P is the record owner of no common stock.
Rosalind Advisors, Inc. is the investment advisor to RMF and may be deemed to be the beneficial owner of shares held by RMF. Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares held by RMF. Notwithstanding the foregoing, the Advisor and Mr. Salamon disclaim beneficial ownership of the shares.
Percent of class:
Rosalind Advisors, Inc. ? 9.9%
Rosalind Master Fund L.P. ? 7.7%
Rosalind Opportunities Fund I L.P. - 2.6%
Steven Salamon ? 9.9%
Gilad Aharon ? 9.9%
Sole power to vote or to direct the vote: Gilad Aharon ? 3,900
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Rosalind Advisors, Inc.: Steven Salamon, President (02/03/2025)
- SALAMON STEVEN A J: Steven Salamon, Steven Salamon (02/03/2025)
- Aharon Gil: Gil Aharon, Gil Aharon (02/03/2025)
- Rosalind Master Fund L.P.: Mike McDonald, Director, Rosalind (Cayman) Ltd. (as General Partner to Rosalind Master Fund) (02/03/2025)
- Rosalind Opportunities Fund I L.P.: Steven Salamon, Director, Rosalind Opportunities Fund I GP. Inc. (as General Partners to Rosalind Opportunities Fund I) (02/03/2025)